LOOMIS SAYLES FUNDS II

November 29, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Loomis Sayles Funds II
Post-Effective Amendment No. 63
(File Nos.: 33-39133 and 811- 06241)

Dear Sir or Madam:

On behalf of Loomis Sayles Funds II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 63 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment become effective on February 1, 2013.

The Registrant is filing the Amendment for the purpose of obtaining new class identifiers for a new share class on behalf of certain of its series including Loomis Sayles Growth Fund, Loomis Sayles Investment Grade Bond Fund, Loomis Sayles Mid Cap Growth Fund, Loomis Sayles Small Cap Growth Fund, Loomis Sayles Strategic Income Fund and Loomis Sayles Value Fund. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete Assistant Secretary